EXHIBIT 99.3

Laurel Networks, Inc.

Unaudited Consolidated Financial Statements

Nine months ended April 30, 2005 and 2004

Contents

Unaudited Consolidated Financial Statements

Condensed Consolidated Balance Sheets	1
Condensed Consolidated Statements of Operations	3
Condensed Consolidated Statements of Cash Flows	4
Notes to Condensed Consolidated Financial Statements	5

Laurel Networks, Inc.
Condensed Consolidated Balance Sheets
(unaudited)

	April 30,
	2005	2004

Assets
Current assets:
Cash and cash equivalents	$4,847,669	$6,481,493
Short-term investments	4,759,058	6,489,330
Accounts receivable	4,002,348	2,084,266
Inventories	7,068,513	5,491,502
Prepaid expenses	449,540	346,633
Other current assets	418,870	484,998
Total current assets	21,545,998	21,378,222

Other assets	25,535	162,150

Property, equipment and purchased software	14,325,243	10,961,031
Accumulated depreciation	(11,118,782)	(8,864,410)
	3,206,461	2,096,621

Total assets	$24,777,994	$23,636,993

Laurel Networks, Inc.
Condensed Consolidated Balance Sheets (continued)
(unaudited)

	April 30,
	2005	2004
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,661,966	$370,358
Accrued payroll	1,047,148	784,026
Accrued warranty	550,512	288,638
Deferred revenue	467,086	258,805
Accrued liabilities	642,719	230,402
Current maturities of long-term obligations	-	207,021
Total current liabilities	4,369,431	2,139,250
Long-term liabilities:
Deferred revenue	275,602	219,809
Other long-term liabilities	200,000	200,000
Total long-term liabilities	475,602	419,809
Stockholders’ equity:
Series A-1 convertible preferred stock, $0.001 par value—7,833,334 shares authorized, 436,910 issued, and outstanding (liquidation preference and
participation rights: $1,324,674)	437	7,833
Series A-1 prime convertible preferred stock, $0.001 par value—7,833,334 shares authorized, 7,396,424 issued, and outstanding (liquidation preference and
participation rights: $22,425,326)	7,396	-
Series A-2 convertible preferred stock, $0.001 par value—2,391,222 shares authorized; 1,937,717 shares issued and outstanding (liquidation
preference and participation rights: $5,874,992)	1,938	2,292
Series A-2 prime convertible preferred stock, $0.001 par value—2,391,222 shares authorized; 354,559 shares issued and outstanding (liquidation
preference and participation rights: $1,074,990)	354	-
Series B convertible preferred stock, $0.001 par value—11,346,874 shares authorized, 8,338,476 issued, and outstanding (liquidation preference and
participation rights: $128,602,230)	8,339	11,347
Series B prime convertible preferred stock, $0.001 par value—11,346,874 shares authorized, 3,008,398 issued, and outstanding (liquidation preference and
participation rights: $46,397,770)	3,008	-
Series C convertible preferred stock, $0.001 par value—24,248,426 shares authorized, 2,629,202 issued, and outstanding (liquidation preference and
participation rights: $5,556,923)	2,629	24,248
Series C prime convertible preferred stock, $0.001 par value—24,248,426 shares authorized, 21,619,223 issued, and outstanding (liquidation preference and
participation rights: $45,693,077)	21,619	-
Series D convertible preferred stock, $0.001 par value—20,555,931 shares authorized; 17,480,025 issued, and outstanding (liquidation preference and
participation rights: $44,998,551)	17,480	-
Common stock, $.001 par value—110,582,290 shares authorized; 23,193,835
and 21,473,840 shares issued and outstanding	23,194	21,474
Additional paid-in capital	118,193,989	102,643,912
Preferred stock warrants	32,652	32,652
Accumulated other comprehensive income	(2,992)	2,287
Accumulated deficit	(98,377,082)	(81,668,111)
Total stockholders’ equity	19,932,961	21,077,934
Total liabilities and stockholders’ equity	$24,777,994	$23,636,993

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Laurel Networks, Inc.
Condensed Consolidated Statements of Operations
(unaudited)

	Nine Months Ended
	April 30,
	2005	2004

Revenues	$14,370,200	$7,310,183
Cost of revenues	9,657,518	5,776,633
Gross profit	4,712,682	1,533,550

Operating expenses:
Research and development	9,490,745	10,564,401
Sales and marketing	6,419,376	3,714,107
General and administrative	1,465,710	1,017,365
Total operating expenses	17,375,831	15,295,873

Operating loss	(12,663,149)	(13,762,323)

Interest income, net	193,756	30,858
Other expense, net	(9,398)	(1,886)
	184,358	28,972

Income taxes	20,666	412

Net loss	$(12,499,457)	$(13,733,763)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Laurel Networks, Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Nine Months Ended
	April 30,
	2005	2004
Cash flows from operating activities
Net loss	$(12,499,457)	$(13,733,763)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,691,381	1,866,085
Loss on disposal of property, equipment and purchased software	-	538)
(Increase) decrease in:
Accounts receivable	(1,641,944)	(1,145,125)
Inventories	(2,636,445)	(909,520)
Prepaid expenses	(223,652)	(129,952)
Other current assets	(61,414)	(143,401)
Increase (decrease) in:
Other assets	103,507	95,337
Accounts payable	1,156,956	(364,060)
Accrued payroll	257,297	(206,081)
Accrued warranty	324,019	83,103
Deferred revenue	266,354	241,874
Accrued liabilities	(482,639)	(74,654)
Net cash used in operating activities	(13,746,037)	(14,420,695)

Cash flows from investing activities
Acquisitions of property and equipment	(2,030,043)	(879,444)
Purchase of short-term investments	(7,977,447)	(12,924,176)
Sale of short-term investments	3,213,636	6,435,285
Net cash used in investing activities	(6,793,854)	(7,368,335)

Cash flows from financing activities
Net proceeds from issuance of preferred stock	9,387,014	19,856,150
Proceeds from issuance of common stock	10,444	329,450
Purchase of treasury stock	-	(2,856)
Proceeds from issuance of promissory note	6,000,000
Principal payments on long-term obligations	-	(1,554,425)
Net cash provided by financing activities	15,397,458	18,628,319

Net decrease in cash and cash equivalents	(5,142,433)	(3,160,711)
Cash and cash equivalents at beginning of year	9,990,102	9,642,204
Cash and cash equivalents at end of period	$4,847,669	$6,481,493

Supplemental disclosure of cash flow information
Cash paid for interest	$47,797	$350,476

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Laurel Networks, Inc.
Footnotes to the Condensed Consolidated Financial Statements

Note 1 - General

The condensed consolidated financial statements of Laurel Networks, Inc. (the Company) are unaudited. The condensed consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of July 31, 2004 and July 31, 2003 and the accompanying notes thereto. Information with respect to April 30, 2005 and 2004 and the respective nine months period then ended is unaudited but, in the opinion of management, include all adjustments (all of which are of a normal recurring nature) necessary for a fair presentation of the condensed consolidated financial information.

Note 2 - Significant Accounting Policies

A.
The accounting policies applied in the preparation of these condensed consolidated financial statements are consistent with those applied in the preparation of the latest annual consolidated financial statements.

B.	The condensed consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.

C.	The condensed consolidated financial statements have been prepared in accordance with US GAAP and are reported in U.S. dollars.

D.
In December 2004, the FASB issued Statement No. 123 (revised 2004), “Stock-Based Payment” (“SFAS 123 (R)”), which requires the measurement and recognition of compensating expense for all stock-based compensation payments and supersedes the Company’s current accounting under APB 25. SFAS 123 (R) is effective for all annual periods beginning after June 15, 2005. In March 2005, the Securities and Exchange Commission issued Staff Bulletin No. 107 (“SAB 107”) relating to the adoption of SFAS 123 (R). The Company does not expect this to have a material effect on their accounting for stock compensation.

Note 3 - Short-term Investment

The Company’s investments are comprised of corporate debt securities. Investments with maturities from date of purchase of more than three months but less than one year are considered to be short-term. The Company classifies, at the date of purchase, its marketable securities as available for sale. Unrealized gains and losses on these investments are included as a separate component of accumulated other comprehensive income. Realized gains and losses are included in interest income. Interest and dividends on all securities are included in interest income.

Laurel Networks, Inc.
Footnotes to the Condensed Consolidated Financial Statements (continued)

Note 4 - Concentrations

The Company’s net revenues for the nine month periods ended April 30, 2005 and 2004, were from the sale of ST200 and ST50. For 2005, four customers accounted for 91% of net revenues and, in 2004, one customer accounted for 48% of net revenues. Net revenues to resellers accounted for 74% and 70% for 2005 and 2004, respectively.

Note 5 - Commitments and Contingencies

The Company leases its facilities under an operating lease that expires in July 2008. The company outsources the manufacturing and assembly of its products. During the normal course of business, in order to maintain competitive leadtimes for customers and adequate components supply, the Company enters into agreements with certain suppliers to procure inventory based upon criteria as defined by the Company. In certain instances, the agreements allow the Company the option to cancel, reschedule, and adjust the Company’s requirements based on its business needs prior to firm orders being placed. Consequently, only a portion of the company’s reported purchase commitments arising from these agreements are firm, non-cancelable, and unconditional commitments. The Company is not a party to any lawsuits and claims. The Company accrues for warranty costs as part of its cost of sales based on associated material product costs, technical support labor costs, and associated overhead. The Company believes that they have properly accounted for the warranty accruals and does not believe that there are items that would have a material effect on their estimate.

Note 6 - Inventory

Inventory is comprised of the following:

	April 30, 2005	April 30, 2004

Raw materials and components	$2,188,148	$754,249
Finished goods	4,880,365	4,737,253
	$7,068,513	$5,491,502

Laurel Networks, Inc.
Footnotes to the Condensed Consolidated Financial Statements (continued)

Note 7 - Stockholders’ Equity

Convertible Preferred Stock

On October 29, 2004, the Company sold convertible promissory notes in the aggregate of $6.0 million to certain existing investors (bridge financing). The notes bear interest at a rate of 2.37% per annum and mature October 29, 2005. The notes automatically convert into shares of the class of the Company’s capital stock sell at the next financing.

On November 12, 2004, the Company issued 17,480,025 shares of Series D Convertible Preferred Stock at $.8886 per share, resulting in net cash proceeds of $9,387,014. On November 12, 2004, the convertible promissory notes were converted to Series D Convertible Preferred Stock. The terms of the offering contain a “Preferred Stock Pull-UP” provision whereby, existing Preferred Stock holders who invest in Series D shall have the right to exchange shares of Existing Preferred Stock for shares of Prime Preferred Stock. The rights of Prime Preferred Stock shall be identical to the rights of Existing Preferred Stock except that the Prime Preferred Stock shall rank side by side with Series D Preferred Stock in terms of liquidation and participation.

Dividends

The holders of shares of Series D are entitled to receive cash dividends of $.07 per share per annum (as adjusted for any stock dividend, combination, split, or other recapitalization affecting such shares), payable if and when declared by the Board of Directors, and shall be noncumulative. As of April 30, 2005, no dividends have been declared.

Liquidation Preference

In the event of liquidation, holders of Series D have a preference in liquidation over existing preferred stock holders and common stockholders equal to the original purchase price per share.

Conversion

Each share of Series D Preferred Stock is convertible at the option of the holder into shares of common stock at an initial ratio of one-to-one.

Note 8 - Subsequent Events

On June 3, 2005, the Company was acquired by ECI Telecom Ltd. (ECI), a global provider of advanced telecommunication solutions to leading carriers and service providers, for $88 million in cash. Effective June 3, 2005, ECI is committed to financially support the Company if circumstances arise where the Company was unable to provide sufficient cashflows.